Exhibit 99.192

mCloud to Host Virtual mCloud Connect 2021 on September 14

Livestream event will feature keynote with Lucas Joppa, Microsoft's Chief Environmental Officer and sessions with industry leaders covering ESG, digitalization, and the future of connected work

CALGARY, AB, June 8, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud"   or the "Company"), a leading provider of AI-powered asset management and ESG solutions today announced that mCloud Connect 2021, the Company's annual user conference, will be held on September 14, 2021 as a livestreamed virtual event.

mCloud Connect brings together industry, high-tech, and finance leaders from around the world to address the digital revolution that new technologies are enabling in operating critical infrastructure in a post COVID-19 world. The event will invite attendees to participate in discussions with industry leaders and the mCloud team in areas including the role of AI in Environmental, Social, and Governance ("ESG") strategy, the digitalization of oil and gas, and the future of connected work.

The event will be headlined by a keynote from Lucas Joppa, Chief Environmental Officer at Microsoft. Dr. Joppa leads Microsoft's plans to become a carbon negative, water positive, zero waste company and applying technology to address sustainability challenges around the world. He has been recognized by Fortune Magazine in its "40 Under 40" list, has published in top-tier journals such as Science and Nature, and is an honorary fellow at the UN Environment Program World Conservation Monitoring Center.

Leading host, moderator, and facilitator Mark Jeffries will be the emcee for this year's mCloud Connect. Jeffries has interviewed hundreds of thought leaders, luminaries, and A-List celebrities and hosted some of the world's most notable events and conferences in high-tech.

Registration for mCloud Connect is free. For more information, visit the event Web site at www.mcloudconnect.com.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2021/08/c4356.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 08-JUN-21